W. THOMAS CONNER
DIRECT LINE: 203.383.0590
Internet: thomas.conner@sutherland.com

                                                                   June 26, 2008

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
----------------------------------------------

Mr. Michael L. Kosoff
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE: METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS USA SEPARATE ACCOUNT A, FIRST METLIFE INVESTORS INSURANCE COMPANY, AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-148869, 333-148873, 333-148872, 333-148876, 333-148870, AND
          333-148874)
          -----------

Dear Mr. Kosoff:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA"), First MetLife Investors Insurance Company ("FMLI," and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One, we are responding to the comments that you provided to us on June 23, 2008 in connection with the above-referenced registration statements filed on January 25, 2008. Each of the Staff's comments is set forth below, followed by the Companies' response. In addition, we have attached pages of the prospectuses marked to reflect the revisions that the Companies propose to make in response to the Staff's comments.

     As you know, for business reasons the Companies recently decided to postpone the launch of the MLI USA Pioneer PRISM XC, FMLI Pioneer PRISM XC, FMLI Pioneer PRISM, and FMLI Pioneer PRISM L products (File Nos. 333-148870, 333-148874, 333-148873, and 333-148876, respectively). Accordingly, the Companies are not requesting acceleration of the effectiveness of these registration statements at this time. The Companies are requesting acceleration of the effectiveness of the MLI USA Pioneer PRISM and MLI USA Pioneer PRISM L registration statements (File Nos. 333-148869 and 333-148872, respectively) to June 27, 2008, or as soon as reasonably practicable thereafter.

Michael Kosoff, Esq.
June 26, 2008
Page 2

(1) STATE LAW VARIATIONS

          COMMENT: Please include a statement in the prospectus to the effect that the prospectus describes all material features of the contract.

          RESPONSE: The Companies have revised the prospectuses to include the following statement: "This prospectus is intended to describe all the material features of the contract."

(2) TOTAL ANNUAL FUND OPERATING EXPENSES

          COMMENT: (a) Please include either of the following statements in the narrative preceding "Total Annual Fund Operating Expenses:" (1) To the Company's knowledge, none of the Underlying Funds currently impose a short-term redemption fee; or (2) the Underlying Funds may impose a redemption fee in the future.

          RESPONSE: (a) The Companies have revised the prospectuses to include the following statement in the narrative preceding "Total Annual Fund Operating Expenses:" "Certain investment portfolios may impose a redemption fee in the future."

          COMMENT: (b) Please note that contractual waivers and reimbursements ending in less than one year from the effective date of the prospectuses cannot be reflected in the fee tables.

          RESPONSE: (b) When updating the expenses of the investment portfolios, the Companies will ensure that the waivers and reimbursements reflected in the Fee Table are in effect for at least one year from the effective date of the prospectus.

(3) FREE LOOK

          COMMENT: Please add disclosure in the prospectus to let investors know that in some circumstances it might be more advantageous to redeem the contract instead of exercising the free look right.

          RESPONSE: For the reasons we have recently discussed with the Staff, the Companies respectfully decline to add the suggested disclosure.

(4) SUSPENSION OF PAYMENTS OR TRANSFER

          COMMENT: Please acknowledge that the SEC Staff expresses no view on whether or not Executive Order 13224 preempts Section 22(e).

          RESPONSE: The Companies acknowledge that the SEC Staff expresses no view on whether or not Executive Order 13224 preempts Section 22(e).

Michael Kosoff, Esq.
June 26, 2008
Page 3

(5) LIVING BENEFITS

          COMMENT: (a) Please consider adding a brief explanation of when annuitizing is more or less beneficial than receiving Annual Benefit Payments under the LWG II. This explanation may be placed in a different section of the prospectus.

          RESPONSE: (a) The Companies have revised the prospectuses to add a brief explanation of when annuitizing is more or less beneficial than receiving Annual Benefit Payments under the LWG II.

          COMMENT: (b) Please add a footnote to the "Summary of Guaranteed Withdrawal Benefit Riders" table that states that the LWG II imposes investment restrictions.

          RESPONSE: (b) The Companies have revised the prospectuses to add a footnote to the "Summary of Guaranteed Withdrawal Benefit Riders" table that states that the LWG II rider imposes investment restrictions.

(6) DEATH BENEFIT

          COMMENT: (a) Please provide a brief example of the proportionate reduction under the Principal Protection death benefit and the Annual Step-Up death benefit.

          RESPONSE: (a) The Companies have provided examples in Appendix D to show how the porportionate reduction under the Principal Protection Death Benefit rider and the Annual Step-Up Death Benefit rider operate and have included a cross-reference where appropriate.

          COMMENT: (b) Please provide a brief example of withdrawal adjustments under the Compounded-Plus death benefit.

          RESPONSE: (b) The Companies have revised the prospectuses to provide examples in Appendix D to show how the withdrawal adjustments under the Compounded-Plus Death Benefit rider operate and have included a cross-reference where appropriate.

          COMMENT: (c) With regard to the Enhanced Death Benefit rider, please place the investment restrictions in the beginning of the section or include a phrase indicating that there are investment restrictions.

          RESPONSE: (c) The Companies have revised the first sentence of the first paragraph of the "Optional Death Benefit--Enhanced Death Benefit" section of the prospectuses to read: "In states where approved, you may select the Enhanced Death Benefit rider (subject to investment restrictions) if you are age 75 or younger at the effective date of your contract and you have not elected any GWB rider."

Michael Kosoff, Esq.
June 26, 2008
Page 4

(7) FEDERAL INCOME TAX STATUS

          COMMENT: Please provide either a discussion of RMD in the "Federal Income Tax Status" section or a cross reference in the "Federal Income Tax Status" section to the "Living Benefits" section.

          RESPONSE: The Companies note that there is currently a discussion of RMD in the prospectuses under the "Federal Income Tax Status--Other Tax Issues" section. However, the Companies have revised the prospectuses to also add a cross reference in this section to the "Living Benefits" section.

(8) SUPPORT AGREEMENTS

          COMMENT: Please provide the Staff with a copy of the support agreement.

          RESPONSE: As you know, MLI USA does not have any support agreements. FMLI incorporated its net worth maintenance agreement into the initial Pioneer PRISM registration statements by reference. The agreement was originally filed on EDGAR as an exhibit to FMLI's Post-Effective Amendment No. 10 (333-96773) filed on April 26, 2006. We e-mailed you a copy of this agreement on June 24, 2008.

(9) PURCHASE PAYMENT CREDIT

          COMMENT: In the Pioneer PRISM XC prospectuses, please disclose that you expect to make a profit from the bonus charges.

          RESPONSE: The Companies have revised the Pioneer PRISM XC prospectuses to include the following statement: "We anticipate the contracts, over the long-term, will be profitable for us."

(10) EXPENSE EXAMPLES

          COMMENT: Please revise the expense examples to add a heading to each row to show that the top row is the maximum and the bottom row is the minimum.

          RESPONSE: The Companies have added a new column in the expense examples to include the words "maximum" and "minimum."

Michael Kosoff, Esq.
June 26, 2008
Page 5

                                      * * *

     We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner


                                        W. Thomas Conner

Enclosure

cc: Paula Minella, Esq.
    Lisa Flanagan, Esq.